UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark one)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-14023

A.           Full title of the plan and address of the plan, if different from that of the issuer named below:

Corporate Office Properties, L.P. Employee Retirement Savings Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Corporate Office Properties Trust
8815 Centre Park Drive, Suite 400
Columbia, Maryland 21045

TABLE OF CONTENTS

FORM 11-K

PAGE
Report of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedules *
Schedule of Delinquent Participant Contributions	9
Schedule of Assets (Held at End of Year)	10

Signatures	11

Exhibit Index	12

Consent of Independent Registered Public Accounting Firm	Exhibit 23

* Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Corporate Office Properties, L.P. Employee Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Corporate Office Properties, L.P. Employee Retirement Savings Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005 and Schedule of Delinquent Participant Contributions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Baltimore, MD
July 14, 2006

Corporate Office Properties, L.P. Employee Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets
Investments, at fair value
Mutual funds	$7,337,213	$5,523,283
Common/collective fund	175,295	198,316
Corporate Office Properties Trust common shares	257,059	63,000
Participant loans	29,256	45,007
Plan investments	7,798,823	5,829,606
Receivables
Participant contributions	103,536	52,322
Employer contribution (Note 4)	139,183	16,897
Total receivables	242,719	69,219
Total assets	8,041,542	5,898,825
Liabilities
Corrective distributions payable (Note 4)	86,384	—
Net assets available for benefits	$7,955,158	$5,898,825

See accompanying notes to financial statements.

Corporate Office Properties, L.P. Employee Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions
Investment Income
Interest and dividend income	$257,112
Net appreciation in fair value of investments	384,738
Total investment income	641,850
Contributions
Employee	1,386,639
Employer (Note 4)	433,378
Total contributions	1,820,017
Net additions	2,461,867

Deductions
Benefits paid	318,950
Corrective distributions (Note 4)	86,384
Administrative expense (Note 2)	200
Total deductions	405,534
Net increase	2,056,333

Net assets available for benefits
Beginning of year	5,898,825
End of year	$7,955,158

See accompanying notes to financial statements.

Corporate Office Properties, L.P. Employee Retirement Savings Plan
Notes to Financial Statements

1.              Description of Plan

The following description of the Corporate Office Properties, L.P. Employee Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or summary plan description for a more complete description of the Plan’s provisions.

General

Corporate Office Properties, L.P. (the “Company”), which conducts almost all of Corporate Office Properties Trust’s operations and for which Corporate Office Properties Trust is the sole general partner, maintains the Plan for the benefit of the Company’s employees, as well as of those of its qualifying subsidiaries, who have completed 60 days of employment and are at least 21 years of age. However, the Plan does not cover any employees who are nonresident aliens who have no source of income within the United States from the Company. The Plan is a defined contribution pension plan intended to be qualified under section 401(a) of the Internal Revenue Code of 1986, as amended (the “IRC”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Effective January 6, 2004, the Plan was amended to allow participants to invest in common shares of beneficial interest, par value $0.01 per share, of Corporate Office Properties Trust (“common shares”). The Plan administrator for the Plan is the Company and T. Rowe Price Trust Company is the Trustee for the Plan.

Contributions

Participants may contribute up to 15% of their compensation, as defined in the Plan, per pay period on a before-tax basis, subject to limitations under the IRC. Participants may also contribute up to 15% of their compensation per pay period on an after-tax basis. Total before-tax contributions and after-tax contributions are limited to 15% of compensation. Participants who are fifty years of age or older by the end of a particular plan year and have contributed the maximum 401(k) deferral amount allowed under the Plan for that year are eligible to contribute an additional portion of their annual compensation on a before-tax basis as catch-up contributions, up to the annual IRC limit. Participants may rollover amounts from traditional individual retirement accounts (“IRAs”), 403(b) plans, 457 plans and other qualified retirement plans into the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company matches 50% of the first 6% of pre-tax and/or after-tax contributions that a participant contributes to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company matching contributions and an allocation of Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants immediately vest in their contributions and related earnings thereon. Vesting in the Company’s contributions portion of Participant accounts is based on years of continuous service. A participant is 30% vested in Company matching contributions after one year of credited service, 60% vested after two years of credited service and 100% vested after three years of credited service.

Participant Loans

Participants are eligible to obtain loans from the Plan, not to exceed the lesser of $50,000 or 50% of the vested balance of the participant’s account. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates, as determined by the Plan administrator. At December 31, 2005, interest rates on participant loans ranged from 5.0% to 9.5% and the maturity dates on such loans ranged from February 2006 through March 2008. Repayment of Participants’ loan principal and interest is submitted through bi-weekly payroll deductions from such Participants.

Payment of Benefits

Upon termination of service, whether by death, disability, retirement or otherwise leaving the Company and its qualifying subsidiaries, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a specified period. Alternatively, a participant or applicable beneficiary may request that the Company make a direct transfer to another eligible retirement plan. In the event of financial hardship (as defined by the Plan), participants may withdraw money from their Plan accounts while they are still employed.

Forfeitures

Nonvested Company contributions are forfeited on the date a participant terminates employment with the Company or its qualifying subsidiaries. Forfeitures are available for the Company to apply against Company contributions. Forfeited nonvested accounts totaled $60,905 at December 31, 2005 and $34,655 at December 31, 2004. No forfeited nonvested accounts were used to reduce Company contributions during 2005.

Investment Options

The Plan provides 21 T. Rowe Price mutual funds and one T. Rowe Price common/collective fund in which participants may choose to invest. In addition, the participants of the Plan may also choose to invest in Corporate Office Properties Trust’s common shares.

2.              Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year end. The T. Rowe Price Stable Asset Fund is benefit-responsive and, therefore, is valued at contract value, which approximates fair value. Investments in Corporate Office Properties Trust’s common shares are valued at the closing market price of such shares at the end of the respective periods, as reported on the New York Stock Exchange. Participant loans are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan presents in the statements of changes in net assets the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation and depreciation on those investments.

Administrative Expenses

All costs and expenses incurred in connection with administration of the Plan are paid by the Company with the exception of loan fees, which are charged against the respective participants’ accounts.

Recent Accounting Pronouncement

On December 29, 2005, the Financial Accounting Standards Board (the “FASB”) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution, Health and Welfare and Pension Plans” (the “FSP”). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements for annual periods ending after December 15, 2006.

Management intends to adopt the FSP in the Plan’s financial statements for the year ended December 31, 2006. The effect of the FSP on the Plan’s financial statements is expected to be enhanced financial statement presentation and disclosure requirements including the following: (1) benefit-responsive investment contracts (investments in bank collective investment funds that hold benefit-responsive investment contracts) will be presented at fair value on the Statement of Net Assets Available for Benefits and (2) the amount representing the difference between fair value and contract value of the investment contracts (or bank collective investment fund) shall be presented on the face of the Statement of Net Assets Available for Benefits as a single amount, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits shall be prepared on a basis that reflects income credited to participants in the Plan and net appreciation or depreciation in the fair value of only those investment contracts that are not deemed to be fully benefit-responsive.

3. Investments

The following presents the value and number of shares held of each investment that represents five percent or more of the Plan’s net assets as of the end of the respective periods:

	Value of Investments at December 31,		Number of Shares Held at December 31,
	2005	2004	2005	2004
T. Rowe Price Mid-Cap Growth Fund	$1,570,157	$1,211,146	29,002	24,281
T. Rowe Price Equity Index 500 Fund	1,003,057	832,945	29,897	25,582
T. Rowe Price Small-Cap Value Fund	911,280	738,076	24,689	20,686
T. Rowe Price Growth Stock Fund	787,812	658,543	27,740	24,692
T. Rowe Price Equity Income Fund	546,347	442,498	21,078	16,642
T. Rowe Price Balanced Fund	444,127	331,570	22,465	16,831

The Plan’s investments appreciated in value by $384,738 in the year ended December 31, 2005 (including realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held during the year). This appreciation was attributable to the following: $343,093 to investments in registered investment companies; $41,645 to investments in Corporate Office Properties Trust common shares; and $0 to investments in a common/collective fund.

4.   Corrective Distributions

The Statement of Changes in Net Assets Available for Benefits reflects corrective distributions totaling $86,384 to Participants classified as Highly Compensated Employees under IRC section 414(q) (“HCEs”) in order to remediate excess contributions made by such Participants to the Plan; this amount is also reflected in distributions payable on the Statement of Net Assets Available for Benefits as of December 31, 2005.

The Plan financial statements also reflect $74,416 in additional employer contributions being made to Participants not classified as HCEs to complete the remediation of a portion of the excess contributions made by HCEs described above; this amount is included in (a) employer contributions reported on the Statement of Changes in Net Assets Available for Benefits and (b) employer contribution receivable on the Statement of Net Assets Available for Benefits as of December 31, 2005.

5.     Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan and discontinue its contributions at any time, subject to the provisions of ERISA. In the event of termination, participants become 100% vested in their accounts.

6.     Related Parties

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Associates. T. Rowe Price Associates and T. Rowe Price Trust Company are subsidiaries of T. Rowe Price Group, Inc. Transactions with the Trustee, T. Rowe Price Trust Company, therefore qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

During 2005, the Plan purchased 5,789 common shares of Corporate Office Properties Trust for $171,646 and sold 702 of such shares for $19,232. The Plan held 7,233 common shares valued at $257,059 at December 31, 2005 and 2,146 common shares valued at $63,000 at December 31, 2004.

7.     Income Tax Status

The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The plan administrator received a favorable determination letter dated July 13, 2005.

8.     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Corporate Office Properties, L.P. Employee Retirement Savings Plan
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
Year Ended December 31, 2005

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
5/20/2005 Payroll date - $37,585	$37,585

Corporate Office Properties, L.P. Employee Retirement Savings Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

		(c)
(a)	(b) Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value
*	T. Rowe Price Mid-Cap Growth Fund	Registered investment company		$1,570,157
*	T. Rowe Price Equity Index 500 Fund	Registered investment company		1,003,057
*	T. Rowe Price Small-Cap Value Fund	Registered investment company		911,280
*	T. Rowe Price Growth Stock Fund	Registered investment company		787,812
*	T. Rowe Price Equity Income Fund	Registered investment company		546,347
*	T. Rowe Price Balanced Fund	Registered investment company		444,127
*	T. Rowe Price New Horizons Fund	Registered investment company		379,707
*	T. Rowe Price International Stock Fund	Registered investment company		319,171
*	T. Rowe Price New Income Fund	Registered investment company		290,916
*	T. Rowe Price Retirement 2020 Fund	Registered investment company		274,842
*	T. Rowe Price Retirement 2030 Fund	Registered investment company		192,887
*	T. Rowe Price Science & Technology Fund	Registered investment company		188,606
*	T. Rowe Price Media & Telecommunications	Registered investment company		176,844
*	T. Rowe Price Retirement 2040 Fund	Registered investment company		90,975
*	T. Rowe Price Retirement 2035 Fund	Registered investment company		86,054
*	T. Rowe Price Retirement 2025 Fund	Registered investment company		35,578
*	T. Rowe Price Retirement 2010 Fund	Registered investment company		16,933
*	T. Rowe Price Extended Equity Market Index	Registered investment company		11,619
*	T. Rowe Price Retirement Income Fund	Registered investment company		9,798
*	T. Rowe Price Retirement 2005 Fund	Registered investment company		503
	Registered investment companies			7,337,213
*	T. Rowe Price Stable Value Fund	Common/collective fund		175,295
*	Corporate Office Properties Trust common shares	Common shares of the Company		257,059
*	Participant loans	Interest rates ranging from 5.0% to 9.5%, maturity dates ranging from February 2006 through March 2008		29,256
				$7,798,823

*                    Denotes party-in-interest as defined by ERISA.

**             Cost information not required for participant-directed accounts.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CORPORATE OFFICE PROPERTIES, L.P. EMPLOYEE
RETIREMENT SAVINGS PLAN

	By:	CORPORATE OFFICE PROPERTIES, L.P., the plan administrator

	By:	CORPORATE OFFICE PROPERTIES TRUST, the sole general partner

Date: July 14, 2006	By:	/s/ Randall M. Griffin
Randall M. Griffin
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Title
23	Consent of Independent Registered Public Accounting Firm